

Manufacturer

2001 Annual Report

Designer

Strategic Decisions... Stronger Company

New Product Introductions
New Markets
Balance Sheet Management

Marketer

AC Drives

-Belt Drives

ynchronous Drives


WF2

Wood's at Work

ouplings

TB Wood's®

MARKETS

Virtually everything we touch every day is manufactured or processed by rotating machinery. All of these machines require power transmission products to operate. TB Wood's sells to original equipment manufacturers and distributors of replacement parts serving these markets. Over half of the Company's business is in the replacement market. The following list includes the major markets in which the industrial power transmission products are used.

FOOD PROCESSING
Washing, cutting, inspecting and grading, mixing, conveying, pumping, milling, drying, refrigerating and freezing, baking, packaging, palletizing.

BEVERAGES
Pumping, extracting, mixing, cooking, brewing, bottle and can making, filling, capping, inspecting, conveying, refrigerating, packaging, palletizing.

HEATING, VENTILATING, & AIR CONDITIONING (HVAC)
Air handling (fans, blowers, cooling towers), chilling and refrigerating (pumps, compressors).

MINING & CONSTRUCTION (COAL, ORES, SAND & GRAVEL, CEMENT)
Crushing, screening, conveying, washing, drying, pumping, packaging.

OIL & GAS
Drilling, pumping, gas compressing.

SYNTHETIC FIBERS & TEXTILES
Extruding, spinning, winding, ginning, carding, weaving.

PETROCHEMICAL & PLASTICS
Process pumping, extruding, mixing, conveying, palletizing, packaging.

PULP & PAPER
Pulp refining, wood chipping, debarking, process pumping, paper making, calendering, winding, slitting, sheeting.

FOREST PRODUCTS & WOOD WORKING
Log handling, debarking, sawing, chipping, planing, molding, shaping, turning.

PRIMARY METALS
Rolling, drawing, coiling, conveying.

GENERAL MACHINERY
A wide range of manufacturing and processing machinery.

MACHINE TOOL
Spindle drives for metal cutting and grinding.

CORPORATE AND FINANCIAL HIGHLIGHTS

Profile

TB Wood's is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products, which are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the 145-year-old Company operates 11 production facilities worldwide. The Company has a selective network of 1,000 distributors, with about 3,000 distributor locations worldwide.

Corporate Highlights

- Maintained new product development schedules
- Introduced new AC drive that meets National Sanitary Foundation standards
- Expanded power range and features of new WF2 family of AC drives
- Targeted new markets and new product applications
- Reduced debt by $5.3 million, or 15.5%
- Lowered inventories by $8.4 million, or 26.1%
- Took decisive actions to reduce operating costs
- Paid 24th consecutive quarterly dividend

(in thousands, except per share data)	2001	2000	1999	1998	1997
REVENUE AND INCOME					
Net sales	**$108,805**	$134,357	$125,334	$135,415	$125,463
Net income	**$ 2,906**	6,145	5,367	7,890	8,689
Cash provided by operations	**$ 12,825**	13,758	10,050	6,228	16,829
ASSETS AND LIABILITIES					
Working capital*	**$ 28,571**	$ 33,378	$ 34,245	$ 34,644	$ 27,682
Total assets	**$ 87,632**	102,660	102,866	96,025	89,617
Total debt	**$ 28,645**	33,919	36,924	32,469	26,539
Shareholders' equity	**$ 28,445**	30,092	27,692	28,515	23,606
DILUTED PER-SHARE DATA					
Net income	**$ 0.54**	$ 1.12	$ 0.91	$ 1.33	$ 1.47
Cash dividends paid	**$ .36**	.36	.36	.35	.32
Book value	**$ 5.31**	5.50	4.69	4.81	3.99
Weighted average shares outstanding	**5,355**	5,473	5,910	5,932	5,921

** Working capital is defined as the sum of accounts receivable, inventory, and other current assets, less accounts payable and accrued expenses.*

Inventories
(in $ millions)


40
30
20
10
0
$26,138—97
$29,855—98
$34,160—99
$32,216—00
$23,802—01

Total Debt
(in $ millions)


40
30
20
10
0
$26,539—97
$32,469—98
$36,924—99
$33,919—00
$28,645—01

Capital Expenditures
(in $ millions)


10
8
6
4
2
0
$5,824—97
$7,481—98
$8,316—99
$7,712—00
$4,110—01

TO OUR SHAREHOLDERS



Michael L. Hurt
President

Thomas C. Foley
Chairman

The year 2001 was a challenge on many fronts. Our revenues and earnings continued to decline as the industrial economy further weakened and the tragic events of September 11 and their aftermath caused some disruptions and uncertainty in our business.

Despite the difficult environment in 2001, we were able to effect many positive changes within our control, including significantly strengthening our balance sheet, reducing our overall costs, and continuing to develop and introduce our next generation of electronic drives, all of which, we believe, will improve our earnings performance when the industrial economy strengthens.

Revenues in 2001 were $108.8 million, compared to $134.4 million in 2000, a decline of 19%. Net income was $2.9 million, compared to $6.1 million in 2000. Net income per share was S0.54 and $1.12, respectively. Despite the decline in revenues and earnings, we were able to reduce inventories by $8.4 million or 26.1% and debt by $5.3 million or 15.5%.

During 2001, we pursued initiatives to match expenses and investment in our business with current demand. We focused on aggressively cutting corporate overhead, controlling indirect production costs, and reducing inventories. We decreased SG&A expenses by $3.3 million, or 9.5%, and lowered capital expenditures to $4.1 million from $7.7 in 2000. Despite these reductions in expenses and capital expenditures, we continued to push new product introductions and were able to strengthen our technical field-sales force to target new markets and new applications for our electronic products.

New product development has remained on course. Last year, we introduced a new AC drive that meets the demanding standards of the food and beverage and pharmaceutical markets. We also expanded the power range and special features of our new WF2 family of AC drives. We added a new micro AC drive, featuring new advanced modular construction. We believe these additions to our product line will expand our share in existing markets, as well as provide entirely new applications for our products. The initial response to these products has been very good.

In January 2002, we paid our 24th consecutive quarterly dividend since becoming a public company. Our quarterly dividend rate remains at $0.09 per share. We still believe our stock is a more attractive purchase than any recent acquisition opportunity we have seen, so we purchased 150,003 of our own shares through a "Modified Dutch Auction" completed on August 3, 2001 at $11.00 per share.

Going forward, we believe that our strong balance sheet, coupled with our cost-reduction initiatives and new products, has positioned your Company to perform well when the industrial economy strengthens. As always, we continue to aggressively seek acquisitions and affiliations that add value to our business at reasonable prices.

In the year ahead, we will continue to devote our best efforts toward building your shareholder value at TB Wood's.

Thomas C. Foley
Chairman

Michael L. Hurt
President

March 7, 2002

Going forward, we believe that our strong balance sheet, coupled with our cost-reduction initiatives and new products, has positioned your Company to perform well when the industrial economy strengthens.

TB Wood's encourages inquiries about the Company's operations from members of the financial community, as well as from individual shareholders. Here are senior management's answers to some of the more frequently asked questions.

In light of the continuing soft demand you have experienced in the past 18 months, what actions have you taken to protect your shareholders' investment?

First, we have continuously adjusted our operating levels to match customer demand while maintaining key resources to be able to efficiently expand when our business improves. Second, we have carefully managed our balance sheet by lowering inventories from $32.2 million in 2000 to $23.8 million in 2001, a reduction of 26.1%. Mostly as a result of this reduction of inventories, total debt dropped from $33.9 million at the end of 2000 to $28.6 million at the end of 2001. We have also decreased capital expenditures by $3.6 million for 2001, matching them to the current level of business. Finally, we have reduced our costs and improved our efficiencies, which together have lowered SG&A expenses by $3.3 million.

How have current business conditions affected your growth strategy?

Our growth objectives have not changed, but our ability to achieve them has been influenced by the current economic environment. We believe that in a normal economic environment we should achieve a compound annual growth rate of 10% and 15% for revenues and earnings per share, respectively. During the last decade, our compound annual growth rate was 10.3% for revenues and 25.3% for EBITDA.





Our new WF2-NSF product line is custom designed to meet the tough environmental requirements of the food and beverage industry.

We are committed to executing the four elements of our growth strategy. They are:

- Aggressively develop new and differentiated products and services,
- Leverage a well established, selective distribution network,
- Continue cost reductions and efficiency improvements, and
- Make accretive, strategic acquisitions and alliances.

Specifically, how do you plan to meet your growth objectives?

We have a balanced strategy of organic growth from new product introductions, complemented with strategic acquisitions. In the electronic business, we expect our growth to come from our portfolio of new AC-drive products. By the end of 2002, all of our AC drives will be new, high-performance products. We will also add higher horsepower (HP) models than we currently offer.

In our electronics business, we have adopted a modular-design concept that will allow us to have both general-purpose drives for our core distribution markets, as well as custom-designed application-specific OEM products. The full-featured WF2 AC-drive platform will allow us to enter the systems and automation marketplace. Also, we have developed a line of special purpose drives targeted at the food and beverage and pharmaceutical industries.

In the mechanical business, we expect to grow through gaining market share with enhanced, better-performing products, such as powder-coated sheaves and Dura-Flex couplings. We expect to maintain competitiveness in our mechanical products through lower manufacturing costs using lean manufacturing techniques and expanding our manufacturing operations in lower cost locations.


WF2
WF2

By the end of 2002, all of our AC drives will be new, high-performance products.

COMPANY'S PRINCIPAL PRODUCT OFFERINGS


1992
16%
84%
1996
33%
67%
2001
36%
64%
Electronics
Mechanical

R&D Expenditures as a percent of Net Sales


3.0
2.5
2.0
1.5
1.0
0
2.6%—98
2.9%—99
2.3%—00
2.8%—01

OVERVIEW—WOOD'S VALUE

Selective Distribution
- More business through fewer channels
- Solid commitments
- Maintain value
- Grow together

Field Sales Support
- Direct field sales support
- 30+ territories
- Joint calls, training, etc.
- Handle complete product line

Application Engineering Support
- Mechanical and electronic product support
- Centralized in one location
- Located with customer service
- Personal visits to the field

Drive Selection Programs
- Belted drives and couplings available
- Downloadable from the Web site
- Windows based

New and Differentiated Products
- Electronic drives
- Couplings
- MTOs

Quality Commitment
- ISO-certified company
- Special company Certificates of Compliance
- Industry specification leader (MPTA, PTDA)

Ongoing Training
- In-house training programs (product clinics)
- Local trade shows with distributors
- Specialized programs
- Field Sales Engineers conduct local training

What are your recent new product introductions?

Our primary focus during the past two years has been on introducing new AC-drive products with enhanced performance. Since 1999, we brought the new series of WF2 AC-drive products to market with horsepower from 3/4 to 50. In 2001, we introduced the new NSF-drive products through 20 HP for the food and beverage and pharmaceutical markets.



We are also working on new application-specific drives, such as a customer-specific AC drive for pumping applications. We will continue to extend the horsepower range of our AC-drive products. The Company continues to meet the special-design requirements of our customers for mechanical products.

What opportunities do you see in international markets?

We are gaining market share in Europe with the introduction of new AC-drive products and by increasing our marketing of custom OEM products. We have strengthened our sales force in Europe and are expecting growth from Eastern Europe and further penetration in Italy. In Mexico, TB Wood's business is expanding in both mechanical and electronic products. In addition, by expanding our manufacturing operation in Mexico, we are building a stronger base for serving Latin America.

What is your acquisition strategy?

TB Wood's maintains an active acquisition effort. Our major focus is to make accretive acquisitions of related businesses at reasonable prices. Since 1993, the Company has made nine acquisitions and entered into eight strategic alliances. During the last four years the Company has been cautious about acquisition prices and, as a result, has not made many recent acquisitions, choosing instead to acquire our own stock. Changes over the last 18 months appear to be bringing acquisition prices down, and we believe the current environment may provide more reasonably priced acquisition opportunities in the future.

Potential acquisitions should add strategic value and offer growth in current market share or expansion into new products or new markets. We are also interested in acquisitions, which lower current product costs through unique technologies, increased volume, or other means.

The strengthening of our balance sheet in 2001 gives TB Wood's additional flexibility to make strategic acquisitions that will add value to the Company in the future.

What are the Company's major challenges and how are you meeting them?

In the current environment, we believe it is critical not to lose sight of our long-term growth goals, which have led to more than a doubling of the Company's revenue in the past decade. However, we must balance the short-term requirements of managing our resources to match current demand with the long-term requirements for continued growth.

While we have been reducing overhead and controlling costs, we have also continued to fund new product development for our future. Our new products are specifically designed to enable us to enter new markets by matching our product specifications to their unique needs. Our manufacturing operations are adopting lean manufacturing principles and expanded into lower operating cost countries. Accretive acquisitions and strategic alliances are also a cornerstone for building our revenues. Despite our recently weaker revenue and earnings performance, we believe we have made the Company stronger financially and have increased our flexibility to resume our growth goals when the business environment improves.

...we believe we have made the Company stronger financially and have increased our flexibility to resume our growth goals when the business environment improves.







Our new products are specifically designed to enable us to enter new markets by matching our product specifications to our customers' unique and diverse needs, from food and beverage to the oil patch.

Wood's @Work

CRUNCH TIME
TO TIME

New WF2-NSF Drive Makes Clean-up Quick and Easy at Gibble's Potato Chip Plant





The new E-trAC® WF2-NSF at work in a tough environment—a primary chip fryer at a Martin's/Nibble With Gibble's, facility

With TB Wood's newest product release, the E-trAC®, WF2-NSF Series Sensorless Vector Drive, we knew we had a winner. First, we went to our Chambersburg, PA neighbor—Nibble With Gibble's, to show it off. Gibble's, a well-known potato chip producer for those who enjoy such treats, is an operating division of Martin's Famous Pastry Shoppe, Inc., a long-time customer going back to when TB Wood's entered the AC-drive business some 15 years ago. With strict food safety regulations to meet, Gibble's was eager to learn about the potential benefits of the new WF2-NSF.

They determined the best way to test it was to put it to work in one of its toughest environments, where potato chips are prepared. The WF2-NSF was installed at a primary potato chip fryer. In this location, the enclosure is subjected to food debris and thermal stress, since the fryer is cooking with oils ranging from 350-400°F. When the cooking process is completed, the equipment is subject to a strict washdown for cleanliness. Our drive ran the oil-circulating pump that assures the temperature of the fryer is maintained throughout the entire process.

As a result of their testing, the Martin's/Gibble's team was able to determine that TB Wood's new E-trAC, WF2-NSF drive was not only more efficient but also easier to clean than other products. Therefore, it became a preferred choice in the demanding food processing environment.



This is one of the latest examples of TB Wood's working with customers to meet their specific requirements while improving efficiencies and quality.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTIONS 12 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 28, 2001
OR

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________.

Commission file number: 1-14182

TB Wood's Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1771145** (I.R.S. Employer Identification No.)
440 North Fifth Avenue, Chambersburg, PA (Address of principal executive offices)	**17201** (Zip Code)

Registrant's telephone number, including area code:
(717) 264-7161

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of voting stock held by non-affiliates of the registrant based on the closing price on February 28, 2002, was $24,283,540. On February 28, 2002, there were 5,226,848 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III hereof. Only those specific portions so incorporated are to be deemed filed as part of this Form 10-K.

TB WOOD'S CORPORATION

FISCAL YEAR 2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. Business.

General

TB Wood's Corporation (the "Company" or "TB Wood's") is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products. The Company's products are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the 145 year-old business operates 12 production facilities with less than 1,000 employees in the United States, Canada, Mexico, Germany, India and Italy. The Company has a network of more than 1,000 select independent and multi-branch distributors with over 3,000 locations in North America.

History

The Company was incorporated in 1995 to acquire the outstanding common stock of TB Wood's Incorporated, which occurred in January 1996. TB Wood's Incorporated ("TBW"), which was founded in 1857 and incorporated in 1905 in Pennsylvania as T.B. Wood's Sons Company, entered the power transmission industry at the turn of the century.

The Company's core electronic product offerings total 11 product families in 1996. Since that time, the Company has introduced and launched several new electronic products and product line extensions that bring the total number of active electronic product families to 34. Eight of these introductions have occurred within the last four years. These include a new line of full-featured drives, a high-performance vector drive, an integrated motor drive, and a sub-micro drive. In 2001, the Company introduced a National Sanitation Foundation certified drive for use in Food Area Splash zone applications. In addition, the Company has continued its focus on cost-effective drives for industrial Original Equipment Manufacturer ("OEM") applications. Since 1992, the Company has introduced nine new mechanical products and product line extensions, including three mechanical belted drive products and four new coupling products.

The Company uses acquisitions and strategic alliances to enhance product offerings, gain access to technology and products, leverage fixed costs, and extend the Company's global reach. Since 1993 the Company has completed eight acquisitions. In the electronics business the Company acquired Plant Engineering Consultants, Inc., an established supplier of integrated drive systems for the fibers industry; Ambi-Tech Industries, Inc., a leading manufacturer of electronic brakes; and Graseby Controls Inc., a supplier of high-frequency drives for machine tool applications. In December 1997, the Company acquired Berges electronic GmbH in Germany, and its subsidiary Berges electronic S.r.l. in Italy. The Berges companies are well-established drive developers, manufacturers and marketers, and are located in two of the most important machinery markets in Europe. The Company's mechanical business acquisitions include several lines of flexible couplings and variable speed drives from Dana Corporation; Grupo Blaju S.A. de C.V., the leading Mexican manufacturer and marketer of belted drives; and Deck Manufacturing, a producer of gear couplings. During July, 1999, the Company entered into a joint venture with The Electron Corp., located in Littleton, Colorado in the belted drive business to leverage fixed costs, provide additional foundry capacity, and open new customer opportunities. The Company has strategic alliances with companies in Finland, France, Switzerland, Australia, New Zealand and Japan.

Industry Overview

The power transmission industry provides electronic and mechanical products used in manufacturing and material processing activities that transfer controlled power from a motor or engine to a machine. The power transmission industry consists of three product categories: mechanical power transmission components, gear boxes and electronic drives. The Company competes in the mechanical power transmission components and electronic drives product categories.

Products

The products manufactured by the Company are classified into two segments, mechanical business and electronics business. The mechanical business segment includes belted drives and couplings. The electronics business segment includes electronic drives and electronic drive systems. Products of these segments are sold to distributors, original equipment manufacturers, and end users for manufacturing and commercial applications.

For further information on the Company's operating segments, refer to the consolidated financial statements and footnote No. 9 included in this Form 10-K. Sales amounts in the following table are in millions of dollars.

	2001		2000		1999	
	Net Sales	%	Net Sales	%	Net Sales	%
Electronic Power Transmission Products	$ 38.7	35.6%	$ 51.4	38.2%	$ 50.0	39.9%
Mechanical Power Transmission Products	70.1	64.4%	83.0	61.8%	75.3	60.1%
	$108.8	100.0%	$134.4	100.0%	$125.3	100.0%

Electronic Product Offering

The Company designs and manufactures Alternating Current ("AC") and Direct Current ("DC") electronic drives and integrated electronic drive systems that are marketed throughout North America and internationally. These products are used to control the speed, acceleration, and other operating characteristics of electric motors in manufacturing processes. The Company's standard AC electronic drive products, which represent most of its net sales of electronic drive product offering, are programmable to meet the needs of specific applications with particular strengths in food processing, materials handling, heating and ventilating systems, oil production, textile/fibers, packaging and general machinery applications. The Company's electronic products are designed to meet both North American and European standards. The Company's integrated electronic drive systems consist of uniquely configured AC and/or DC electronic drives, programmable logic controllers and in-house designed custom printed circuit boards as well as software. These systems are packaged in custom enclosures to meet the requirements of specific applications.

Mechanical Product Offering

The Company's mechanical product offering includes a full line of stock and made-to-order products including V-belt drives, synchronous drives, open belted variable speed drives and a broad line of flexible couplings, as well as hydrostatic drives, clutches and brakes. These products are used in a variety of industrial applications to transmit power from motors and engines to machines. The primary markets for these products are the construction, oilfield and specialized industrial machinery, food processing, material handling, pumps, compressors, mining, pulp and paper and agricultural equipment industries.

Marketing and Distribution

The Company's products are sold principally throughout North America and, to a lesser extent, internationally. In North America, the Company sells to select authorized industrial distributors who resell the Company's products to industrial consumers and OEMs. The Company also sells directly to over 300 OEMs. The Company's marketing alliances include licensing agreements and distribution agreements with distributors and manufacturers who, in some cases, market the Company's products under private label agreements. In North America, the Company has its own technical sales force of more than 40 people and several specialized manufacturers' representatives.

The Company operates central distribution centers in Chambersburg, Pennsylvania; Reno, Nevada; Stratford, Ontario and Mexico City, Mexico and regional distribution centers in Atlanta, Georgia; Orlando, Florida; Montreal, Quebec; Edmonton, Alberta; Marienheide, Germany; Naturns, Italy; and Bangalore, India.

The Company's products are manufactured to maintain stock inventories and to meet forecasts from specific customers. On-time delivery is important. Order backlogs are generally less than one month's customer shipments and are not considered to be material in amount.

Customers

The Company's products are consumed principally by industrial users through industrial distributors. The Company's OEM customers include a number of Fortune 500 companies. The Company's distributor customers include, among others, Motion Industries and Kaman Industrial Technologies who are among the largest distributors in the power transmission industry. In addition, the Company's distributors also sell to OEMs. Management believes that the Company is one of the leading suppliers of power transmission products, based on sales volume, to its distributors. The Company's five largest customers accounted for approximately 36% of the Company's net sales in 2001.

Competition

The power transmission industry is highly competitive. Competition in the AC and DC electronic drive product categories is based on product performance, physical size of the product, tolerance for hostile environments, application support, availability and price. The Company's competitors in these electronic product categories include large multi-national companies in North America, Europe and Asia, as well as many small, domestic niche manufacturers. The integrated electronic drive system market is driven by increased demand from end users for greater speed and process control. This market includes sales of products used in the maintenance and replacement of existing systems, upgrades to existing systems and new capacity expansion. Competition is based on process knowledge and engineering, software design, product durability and price. Major systems competitors include Asea Brown Boveri, Allen Bradley, Danfoss and Siemens Corp. The Company competes with several divisions of large industrial companies as well as many small to mid-sized independent companies in the mechanical product category. Competition in the mechanical product offering is based on availability, quality, price, size capability, engineering and customer support. The Company's most significant competitors in the mechanical product category include Rockwell, Emerson Electric Co. Inc., Martin Sprocket and Gear, Rexnord Corp. and Lovejoy Industries Inc. Management believes that there are no significant foreign competitors in the North American mechanical product market because of a fragmented customer base, prohibitive freight costs as compared to selling price and difficult access to existing distribution channels.

Research and Development

The Company's research and development efforts include the development of new products, the testing of products, and the enhancement of manufacturing techniques and processes. The Company's annual expenditures for research and development (including royalties and payments to third parties) were $3.1 million for 2001, $3.1 million for 2000 and $3.7 million for 1999 which as a percent of net sales during the last three fiscal years have been 2.8% for 2001, 2.3% for 2000, and 2.9% for 1999. The Company completed a new Technology Center at the Chambersburg facility that is designed to make the research and development investment more productive by making it easier for engineers to share insights and collaborate on projects. Electronic drive system research is conducted in Chattanooga, TN.

Raw Materials

The Company uses standard purchased components in all of its electronics products. The Company also purchases specialized components designed by its engineers. Purchased components include power transistors, capacitors, printed circuit boards, microprocessors and associated semiconductor integrated circuits, aluminum heat sinks, plastic enclosures and sheet metal stampings. These electronic parts and components are purchased from a number of suppliers and management has taken steps to qualify multiple sources for key items. The principal raw materials used in the Company's mechanical manufacturing operations are various types of steel, including pig iron, metal stampings, castings, forging and powdered metal components. The Company also designs, tools and out-sources special components made of aluminum, powdered metal and polymers. The Company purchases the materials used in its mechanical manufacturing operations from a number of suppliers and management believes that the availability of its materials is adequate.

Patents and Trademarks

The Company owns patents relating to its coupling, composite, synchronous drive, open belted variable speed drive electronic drive and clutch/brake product lines. The Company also owns several patents relating to the design of its products. From time to time, the Company will grant licenses to others to use certain of its patents and will obtain licenses under the patents of others. In addition, the Company owns or has the right to use registered United States trademarks for the following principal products: Sure-Flex®, Formflex®, Ultra-V®, Roto-Cone®, Var-A-Cone™, True Tube™, AmbiTech™, E-trAC®, Ultracon®, Fiberlink™, Dura-Flex®, Disc-O-Torque®, E-FLOW®, E-Trol, IMD®, NLS, Petro-trAC®, Roto-Cam, S-trAC®, Sure-Grip, Volkman®, All-Pro®, Superstart®, and Truetube®.

Employees

As of December 28, 2001 the Company employed approximately 1,000 people. At its Stratford, Ontario, Canada facility 32 employees are represented by the United Steelworkers of America pursuant to a collective bargaining agreement dated January 20, 2001 that expires on January 19, 2004. On January 31, 2002, 27 of the employees represented by the United Steelworkers of America were permanently laid-off as the Company decided to discontinue manufacturing operations at that location. The National Metal Workers' Union of Mexico represents approximately 100 production employees in the Company's Mexican facilities pursuant to collective bargaining agreements that expire on January 31, 2003. The Company has created the TB Wood's Institute, which offers training programs to improve employees' operating, management and team-building skills.

Environmental Matters

As with most industrial companies, the Company's operations and properties are required to comply with, and are subject to liability under, federal, state, local and foreign laws, regulations and ordinances relating to the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials, substances and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

Both the Mt. Pleasant, Michigan (the "Mt. Pleasant Facility") and the Chambersburg, Pennsylvania (the "Chambersburg Facility") facilities had been listed on the Comprehensive Environmental Response, Compensation, and Liability Information System ("CERCLIS") (a list of sites maintained by the United States Environmental Protection Agency ("USEPA") for which a determination was to be made concerning whether investigation or remediation under CERCLA would be required). Both have been designated by USEPA as requiring no further action under CERCLA; therefore, the Company does not believe that material expenditures for these sites will be incurred under the CERCLA program. However, this does not assure that such expenditures would not be required under other federal and/or state programs.

The Mt. Pleasant Facility is currently listed on Michigan's inactive hazardous waste site list pursuant to the Michigan version of CERCLA (formerly known as "Act 307", amended and recodified on June 5, 1995 as Part 201 of the Natural Resources and Environmental Protection Act ("Part 201")). The Mt. Pleasant Facility was first placed on the Michigan hazardous waste site list in 1991, when Dana Corporation owned the Facility. When the Company acquired the Mt. Pleasant Facility from Dana Corporation, the Asset Purchase Agreement dated March 31, 1993 (the "Asset Purchase Agreement") included an environmental indemnity provision. Pursuant to this provision, Dana Corporation agreed to indemnify the Company with respect to any environmental liabilities to the extent they arose out of environmental conditions first occurring on or before the closing date, including the presence or release of any hazardous substances at, in, or under the Mt. Pleasant Facility and with respect to the identification of the Mt. Pleasant Facility on the Michigan list of inactive hazardous waste sites. The Dana Corporation is conducting a limited remediation with respect to volatile organic compounds found in soils and groundwater. The Company has not been notified by the Michigan Department of Natural Resources or any other governmental agency or person that it has any responsibility for investigating or remediating such environmental conditions. Although the Company has no reason to believe Dana Corporation cannot fulfill its remediation and indemnification obligations under the Asset Purchase Agreement, if Dana Corporation is unable to fulfill such commitments, then the Company may incur additional costs.

The Company believes that its facilities are in substantial compliance with current regulatory standards applicable to air emissions under the Clean Air Act Amendments of 1990 ("CAAA"). At this time, the Company cannot estimate when other new air standards will be imposed or what technologies or changes in processes the Company may have to install or undertake to achieve compliance with any applicable new requirements at its facilities. The Company has no reason to believe that such expenditures are likely to be material.

Similarly, based upon the Company's experience to date, the Company believes that the future cost of currently anticipated compliance with existing environmental laws relating to wastewater, hazardous waste and employee and community right-to-know should not have a material adverse effect on the Company's financial condition.

Recent Developments

Effective February 21, 2001, the Company's common stock began trading on The NASDAQ Stock Market ("NASDAQ") under the symbol TBWC following notification from the New York Stock Exchange ("NYSE") that the Company did not meet certain of the NYSE's continued listing criteria. Following an analysis and recommendation by management, the Company's Board of Directors determined that moving to the NASDAQ was in the best interest of the Company.

The Company has been advised that The Electron Corp. ("Electron"), the minority partner in a joint venture established to manufacture and market belted drive products that are part of the Company's Mechanical Power Transmission Products segment, filed for bankruptcy on November 19, 2001 under Chapter 11 (Reorganization) of the U.S. Bankruptcy Code. Electron is a supplier of castings for belted drive products to the joint venture. Although Electron has suspended manufacturing operations pending the development of a reorganization plan, the joint venture has not suffered any interruptions to its business as these types of castings are readily available from the Company's own foundry or other third-party suppliers. Based upon current information available to it, management does not believe this event will have any material impact upon its business operations.

As part of the Company's ongoing efforts to reduce costs in the current business environment, the Company closed its manufacturing operations located in Stratford, Ontario, Canada, effective January 31, 2002. This closure affects 27 employees. The Company will maintain its distribution facility at that location to service the Canadian marketplace. The Company's estimates the pretax severance costs to be $230,000 and other period costs of $240,000 which will be incurred during the First Quarter of fiscal 2002.

Item 2. Properties.

The Company owns and operates the following facilities:

Location	Operations	Sq. Feet
Chambersburg, Pennsylvania	Foundry production of iron, and manufacturing and engineering of mechanical products. Central distribution, administrative offices and corporate headquarters.	440,000
Scotland, Pennsylvania	Manufacturing and engineering of electronic products.	51,300
Trenton, Tennessee	Manufacturing of mechanical products.	60,000
Stratford, Ontario, Canada	Manufacturing of mechanical products (Closure announced January 31, 2002). Central distribution and administrative offices for Canada.	46,000
San Marcos, Texas	Manufacturing and engineering of mechanical products.	51,000
Mt. Pleasant, Michigan	Manufacturing of mechanical products.	30,000
Chattanooga, Tennessee	Manufacturing, engineering and sales of integrated electronic drive systems. Headquarters of PEC.	60,000
Greensboro, North Carolina	Manufacturing of electrical products.	22,400

In addition, the Company leases manufacturing facilities in Mexico City, Mexico (53,700 sq. ft.); San Luis Potosi, Mexico (36,300 sq. ft.); Marienheide, Germany (9,800 sq. ft.); Naturns, Italy (19,500 sq. ft.); and Bangalore, India (4,500 sq. ft.). The Company leases distribution facilities in Reno, Nevada; Montreal, Quebec and Edmonton, Alberta in Canada. The Company uses contract warehouses in Orlando, Florida and Atlanta, Georgia.

Item 3. Legal Proceedings.

The Company is a party to various legal actions arising in the ordinary course of business. The Company does not believe that the outcome of any of these actions will have a materially adverse affect on the consolidated financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted for a vote of the security holders during the fiscal quarter ended December 28, 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters.

The Company consummated the Initial Public Offering ("IPO") of its common stock on February 8, 1996 and, effective February 21, 2001, its Common Stock is traded on NASDAQ under the symbol "TBWC". From the time of the IPO up until February 21, 2001, the Company's common stock was listed on the NYSE. The high and low prices for the Common Stock, and dividends paid on Common Stock, during the period from January 1, 2000 through December 28, 2001 were as follows:

		Sales Price		Dividends	
		High	Low	Declared	Paid
Fiscal Year 2000	1st quarter	$ 9.88	$ 8.25	$.09	$.09
	2nd quarter	11.00	8.19	.09	.09
	3rd quarter	12.56	9.38	.09	.09
	4th quarter	11.13	6.38	.09	.09
Fiscal Year 2001	1st quarter	$ 8.94	$ 6.75	$.09	$.09
	2nd quarter	9.25	7.51	.09	.09
	3rd quarter	9.95	7.96	.09	.09
	4th quarter	8.66	6.27	.09	.09

On February 28, 2002, there were 167 registered shareholders of the Company's Common Stock, and the high and low sales price for the Common Stock were $8.50 and $8.40, respectively. During fiscal year 2001, the Company declared and paid total dividends of $.36 on the shares of its Common Stock. The Company declared a $.09 dividend on January 3, 2002 and paid it on January 31, 2002. The declaration of any dividend, including the amount thereof, will be at the discretion of the Board of Directors of the Company, and will depend on the Company's then current financial condition, results of operations and capital requirements, and such other factors as the Board of Directors deems relevant.

There were no sales of unregistered securities during the period of December 29, 2000 through December 28, 2001, except for sales of shares to key employees and directors upon exercise of options issued in a non-public offering pursuant to an exemption from the registration requirements of the 1933 Act, under Section 4(2) of the 1933 Act.

In December 1999, the Company accepted for payment 400,000 shares of Common Stock at $9.00 per share as part of a self-tender offer to its shareholders. In August and September 2001, the Company accepted for payment 200,003, shares of Common Stock at $11.00 per share as part of a self-tender offer to its shareholders.

Item 6. Selected Financial Data.

The following tables set forth selected historical financial and operating data for the Company for each of the five years through fiscal year 2001 and have been derived from the Company's financial statements which have been audited by the Company's independent public accountants. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

The Company's fiscal year ends on the Friday closest to the last day of December. Fiscal year-ends are as follows:

2001	December 28, 2001
2000	December 29, 2000
1999	December 31, 1999
1998	January 1, 1999
1997	January 2, 1998

Selected Financial Data

(in thousands, except per share data)

Fiscal Year	2001	2000	1999	1998	1997
Net sales	$108,805	$134,357	$125,334	$135,415	$125,463
Gross profit	37,037	48,500	45,954	49,055	46,448
Operating income before minority interest	5,875	14,055	12,108	15,566	16,951
Minority interest	1,147	1,554	808	0	0
Operating income after minority interest	4,728	12,501	11,300	15,566	16,951
Net income	2,906	6,145	5,367	7,890	8,689
Cash Flow					
Cash provided by operations	$ 12,825	$ 13,758	$ 10,050	$ 6,228	$ 16,829
Capital expenditures	4,110	7,712	8,316	7,481	5,824
Working capital*	$ 28,571	$ 33,378	$ 34,245	$ 34,644	$ 27,682
Total assets	87,632	102,660	102,866	96,025	89,617
Total debt	28,645	33,919	36,924	32,469	26,539
Shareholders' equity	28,445	30,092	27,692	28,515	23,606
Per Share Data					
Net income	$0.54	$1.12	$0.91	$1.33	$1.47
Cash dividends paid	.36	.36	.36	.35	.32
Book value	5.31	5.50	4.69	4.81	3.99
Diluted weighted average shares outstanding	5,355	5,473	5,910	5,932	5,921

*Working capital is defined as the sum of accounts receivable, inventory, and other current assets, less accounts payable and accrued expenses.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Year Ended December 28, 2001 Compared to Year Ended December 29, 2000

Net Sales for fiscal 2001 were $108.8 million compared to $134.4 million in 2000; a reduction of $25.6 million or 19.0%. The principal reason for this reduction has been the length and severity of the US industrial slowdown. Based on data received from industry trade associations, management believes its main competitors had similar reductions in sales.

Gross profit for 2001 declined to $37.0 million from $48.5 million in 2000, a reduction of $11.5 million or 23.6%. Gross profit as a percent of net sales decreased to 34.0% from 36.1% due primarily to the lower absorption of fixed manufacturing expenses as a result of the lower level of manufacturing operations caused by lower sales volume and a reduction of inventory. A major initiative of the Company during 2001 was the reduction of inventory. The reduction realized during 2001 totaled $8.4 million. This reduction came about by better matching of manufacturing operational levels to customer demands and reduction of manufacturing lead and operational times. This was the first year of a program that will be ongoing as a result of which the Company anticipates a further reduction of inventory during 2002 that could be at least $2 million.

Selling, general, and administrative ("SG&A") expense for fiscal 2001 decreased to $31.2 million from $34.4 million in 2000, a reduction of $3.2 million or 9.5%. SG&A expense as a percent of net sales increased to 28.6% from 25.6% because the Company was unable to reduce the fixed costs that are part of SG&A expense. The major challenge in 2001 continued to be executing tight control of discretionary expenses and head count while continuing to work on new product development for projects that will benefit the future.

Operating income in fiscal 2001 and 2000 includes a benefit of $2.4 million and $0.9 million, respectively, from the amortization of unrecognized prior service benefit and unrecognized net actuarial gain in the Company's defined benefit postretirement medical plan. The increased benefit in fiscal 2001 relates to revised actuarial estimates for fiscal 2001. The Company also terminated postretirement medical plan benefits for all employees retiring subsequent to December 31, 2001. As a result of the curtailment of postretirement benefits, the Company realized a gain in fiscal 2001 in the amount of $482,000.

Interest expense for fiscal 2001 of $1.4 million was lower than fiscal 2000 by $1.5 million. This was due to the consistent reduction of debt levels during 2001and lower interest rates.

Other (expense) income, net for fiscal 2001 was a net of $0.6 million as compared to $0.3 million for 2000, an improvement of $0.3 million. This was due primarily to the gain of $.6 million on the selling of a warehouse in 2001.

The effective tax rate for 2001 was 25% down from 38% in 2000. The decrease in the effective tax rate was primarily due to a tax benefit related to revised estimates of the Company's income tax liability and the realization of certain state refunds of approximately $519,000 as well as certain tax credits.

Net income for fiscal 2001 decreased to $2.9 million from $6.1 million in 2000, a reduction of $3.2 million or a 52.7% decrease from 2000. The principal reasons for the reduction were lower fixed expense absorption and reduced sales volume.

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgements are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our significant accounting policies include:

Allowances for doubtful accounts, discounts and claims: The Company maintains allowances for doubtful accounts, discounts and claims resulting from the inability of our customers to make required payments, projected cash discounts to be taken in the month following the end of the accounting period and any claims customers may have for merchandise. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance and/or reserve for product warranty and returns: Our warranty reserve and allowance for product returns is established based upon our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve and allowance for product returns is adequate and that the judgement applied is appropriate based upon our historical experience for these items, actual amounts determined to be due and payable would differ and additional allowances may be required.

Property, Plant and Equipment: Property, plant and equipment and certain other long-lived assets are depreciated or amortized over their projected useful lives. Useful lives are based on management's estimates of the period that the assets will generate revenue. Future technological developments may mean that the useful lives are shorter than originally anticipated as a result of which adjustments would have to be made resulting in higher depreciation charges for future periods.

Reserve for Inventory Obsolescence: The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Revenue Recognition: The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales.

Postretirement Benefit Obligation: The Company in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations selects certain actuarial assumptions to base the actuarial valuation of such obligation on such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate cost care trend rate and mortality tables to determine the expected future mortality of plan participants. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these postretirement benefits, additional provision for expense may be necessary.

Year Ended December 29, 2000 Compared to Year Ended December 31, 1999

Net sales for fiscal 2000 increased to $134.4 million from $125.3 million in 1999, an increase of $9.1 million, or 7.2%. The sales strength was negatively affected by the strong U.S. dollar. The increase in the exchange rate of the U.S. Dollar relative to foreign currencies in which our foreign subsidiaries transact business during 2000 as compared to 1999 had the effect of reducing sales by $1.8 million and gross profit by $.6 million for 2000. Principal areas of growth were market growth of $6.6 million in mechanical belted drives, and $ 3.3 million of customer growth in electronic AC motor drives.

Gross profit for 2000 increased to $48.5 million from $46.0 million in 1999, an increase of $2.5 million, or 5.5%. Gross profit as a percent of net sales decreased to 36.1% from 36.7%, due primarily to wage inflation, higher health care costs, higher depreciation expense, effect of currency on U.S. dollar component purchases by our European locations, and customer mix change in Europe. These unfavorable items were partially offset by higher fixed cost absorption and direct labor and component cost reduction activities.

Selling, general, and administrative ("SG&A") expense for fiscal 2000 increased to $34.4 million from $33.8 million in 1999, an increase of $0.6 million or 1.8%. SG&A expense as a percent of net sales decreased to 25.6% from 27.0% primarily as a result of higher sales and relatively stable costs. As in 1999, the major challenge in 2000 was to execute tight control of discretionary expenses and head count while continuing to spend on new product projects for future years' benefit.

Operating income in fiscal 2000 and 1999 includes a benefit of $0.9 million and $1.5 million, respectively, from the amortization of unrecognized prior service benefit and unrecognized net actuarial gain on the Company's defined benefit postretirement medical plan.

Minority interest in joint ventures increased from $808,000 in 1999 to $1,554,000 in 2000 due to the fact that the joint venture with The Electron Corp. was in operation for 12 months during 2000 while in 1999 it only operated for six months. Interest expense, a component of total other expense, increased to $2.9 million in 2000 from $1.9 million in 1999. This increase was due primarily to higher interest rates and additional debt to finance the self-tender offer.

Other, net, a component of total other expense, net, was income of $291,000 in 2000 compared to an expense of $657,000 in 1999 for a change of $948. The 1999 expense included $350,000 of expense due to the termination of a proposed acquisition and $100,000 of charges related to the closing of a plant which expenses did not reoccur in 2000. Realized foreign exchange gains increased by $206,000 in 2000 as compared to 1999 and the loss on disposition of assets decreased by $124,000 in 2000 as compared to 1999 for a total of $330,000 increase in 2000.

The effective income tax rate for 2000 was 38.0% as compared to 38.5% in the prior year. The effective income tax rate decreased due to corporate structural changes made to reduce state income taxes.

Net income for fiscal 2000 increased to $6.1 million from $5.4 million in 1999, an increase of $0.7 million, or 14.5%. The primarily reason for this improvement was higher sales volume.

Liquidity and Capital Resources

The Company's principal sources of funds are cash flows from operations and borrowings under the Company's revolving credit agreement of $52.5 million. Cash provided from operations in 2001 was $12.8 million, $13.8 million in 2000 and $10.1 million in 1999. Net cash used in investing activities during fiscal years 2001, 2000, and 1999 was $2.9 million, $7.6 million, and $7.8 million, respectively. The Company's investing activities in 2001, 2000 and 1999 were primarily capital expenditures. The Company's revolving credit agreement, which matures in October 2003, was recently amended to provide additional flexibility under certain of the financial covenants.

Capital expenditures for fiscal years 2001, 2000, and 1999 were $4.1 million, $7.7 million, and $8.3 million, respectively. During the last three fiscal years, the Company has made significant capital investments in computer controlled surface mount production ("SMT") lines for populating semiconductors onto circuit boards, test and production equipment at the Company's foundry in Chambersburg, and other equipment to improve and modernize production facilities. In 2001, the Company completed the renovation of the advanced engineering center in Chambersburg, acquired other equipment to upgrade a portion of machine tool base for mechanical product business, and tooling and equipment to support new product introductions for electronic product business. In 2000, the Company continued the renovation of the advanced engineering center in Chambersburg, acquired other equipment to upgrade a portion of the machine tool base for mechanical product business, and tooling and equipment to support new product introductions for electronic product business. In 1999, the Company completed the new San Marcos, Texas facility, upgraded some of the machine tool equipment base for mechanical product business, and started the renovation of the advanced engineering center in Chambersburg. These capital expenditures are intended to reduce costs, improve product quality, and provide additional capacity for meeting the Company's growth objectives.

The amount of commitments for capital expenditures at December 28, 2001 was immaterial.

In March 1999, the Company borrowed $3.0 million by using Variable Rate Demand Revenue Bonds, under the authority of the Industrial Development Corporation City of San Marcos, Texas to finance a new facility for the mechanical products business.

The Company paid $1.9 million in dividends during 2001, $2.0 million in 2000, and $2.1 million in 1999. The Company paid a $0.09 per share dividend in the first, second, third, and fourth quarters of 2001, and declared a $0.09 dividend on January 3, 2002 and paid it on January 31, 2002.

The Company believes that it will have sufficient cash flows from operations and available borrowings to meet its future short-term and long-term cash needs for interest, operating expenses, and capital expenditures. The Company had available as of December 28, 2001 $24,243 million under its revolving credit agreement with PNC Bank, N.A. Because of the reduction of inventory and capital expenditures during fiscal 2001, the company was able to reduce its long-term debt.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. TB Wood's adopted the standard as of December 29, 2000, and the adoption did not materially impact our consolidated financial statements.

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This bulletin summarizes certain of the SEC's views in applying accounting principles generally accepted in the U.S. to revenue recognition in financial statements. TB Wood's adopted this standard as of fiscal year 2000, and there was no impact on the financial statements.

In December 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which requires all amounts billed to a customer in a sale transaction related to shipping and handling to be recorded as revenues earned for the goods provided. Costs incurred for shipping and handling are classified as costs of sales.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations effective for business acquisitions subsequent to June 30, 2001, and No. 142, Goodwill and Other Intangible Assets effective for fiscal years beginning after December 15, 2001. Under these new standards, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $166,000 ($.03 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of December 29, 2001 (first day of fiscal 2002) and has not yet determined what the impact of adoption of this statement will be on the earnings and financial position of the Company.

In June 2001, FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations and in August 2001 SFAS No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of these statements will have a material impact upon the earnings and financial position of the Company.

Safe Harbor Statement

Under the Private Securities Litigation Reform Act of 1995, except for the historical information contained herein, this annual report contains forward-looking statements about matters which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Market risk is the potential change in an instrument's value caused, for example, by fluctuations in interest and currency exchange rates. The Company's primary market risk exposures are interest rate and unfavorable movements in exchange rates between the U.S. dollar and each of the Mexican peso, Canadian dollar, Euro, and Indian rupee. Monitoring and managing these risks is a continual process carried out by senior management. Market risk is managed based on an ongoing assessment of trends in interest rates, foreign exchange rates, and economic developments, giving consideration to possible effects on both total return and reported earnings. The Company's financial advisors, both internal and external, provide ongoing advice regarding trends that affect management's assessment.

The effective interest rate payable on the Company's revolving credit agreement is influenced by the actions of the Federal Reserve Bank Board in establishing from time to time the Federal Funds Interest Rate which is the rate banks borrow from the Federal Reserve Bank. During 2001 the Federal Reserve implemented a number of reductions in the Federal Funds Interest Rate in an effort to stimulate the U.S. economy. As a result the effective interest rate that the Company paid on its borrowings under the revolving credit agreement declined and interest expense declined as a result thereof and reduced borrowing levels. To the extent that the Federal Reserve increases the Federal Funds Interest Rate in the future, the effective interest rate on the Company's revolving credit agreement will increase and its interest expense will increase accordingly if borrowing levels remain constant. Based on the balance outstanding under our revolving credit agreement at year-end, a 1% change in the effective interest rate would have changed interest expense by $225,000.

In August 1998, the Company entered into an interest rate swap agreement that effectively converted $10,000,000 of the underlying variable rate debt in the unsecured PNC revolving credit facility to fixed rate debt. The notional principal amount of the swap agreement is $10,000,000 with an effective fixed rate of 5.75%. The swap agreement was settled each month and expired in July 2001. The Company did not renew or reestablish a similar interest swap agreement in 2001.

Interest Rate Derivatives at	2001	2000	1999
Interest Rate Swap:			
Variable to Fixed			
Fixed Rate U.S.	None	$10,000,000	$10,000,000
Average Pay Rate		5.75%	5.75%

Item 8. Financial Statements and Supplementary Data.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TB Wood's Corporation:

We have audited the accompanying consolidated balance sheets of TB Wood's Corporation (a Delaware corporation) and Subsidiaries as of December 28, 2001 and December 29, 2000 and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TB Wood's Corporation and subsidiaries as of December 28, 2001 and December 29, 2000 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of valuation and qualifying accounts listed in Item 14(a) (2) of this Form 10-K is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
February 8, 2002

TB Wood's Corporation And Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share and share amounts)	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 581	$ 619
Accounts receivable, less allowances for doubtful accounts, discounts, and claims of $472 and $410 in 2001 and 2000, respectively	15,706	18,912
Inventories:		
Finished goods	16,370	21,927
Work in process	7,298	9,060
Raw materials	5,566	7,112
LIFO reserve	(5,432)	(5,883)
	23,802	32,216
Other Current Assets:	1,849	1,908
Total current assets	41,938	53,655
Property, Plant, and Equipment:		
Machinery and equipment	48,750	56,242
Land, buildings, and improvements	16,216	14,535
	64,966	70,777
Less accumulated depreciation	32,025	37,060
Total Property, Plant and Equipment	32,941	33,717
Other Assets:		
Deferred income taxes	2,265	3,542
Goodwill, net of accumulated amortization of $2,157 and $1,931 in 2001 and 2000, respectively	8,865	9,546
Other	1,623	2,200
Total other assets	12,753	15,288
	$87,632	$102,660
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 843	$ 258
Accounts payable	7,469	8,663
Checks outstanding	1,635	1,169
Accrued expenses	5,317	10,995
Deferred income taxes	1,202	1,398
Total current liabilities	16,466	22,483
Long-term debt, less current maturities	27,802	33,661
Postretirement benefit obligation, less current portion	11,857	14,133
Minority interest	3,062	2,291
Commitments and Contingencies (Note 7)		
Shareholders' Equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized, no shares issued or outstanding	0	0
Common stock, $.01 par value; 40,000,000 shares authorized, 5,639,798 issued and 5,219,447 outstanding in 2001, and 5,887,698 issued and 5,400,908 outstanding in 2000	57	59
Common stock in treasury at cost; 420,351 shares in 2001 and 486,790 shares in 2000	(4,338)	(4,566)
Additional paid-in capital	26,720	29,086
Retained earnings	8,968	8,147
Accumulated other comprehensive income(loss)	(2,962)	(2,634)
Total shareholders' equity	28,445	30,092
	$87,632	$102,660

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements of Operations

(in thousands, except per share amounts)	2001	2000	1999
Net sales	$108,805	$134,357	$125,334
Cost of sales	71,768	85,857	79,380
Gross profit	37,037	48,500	45,954
Selling, general, and administrative expenses	31,162	34,445	33,846
Operating income before minority interest	5,875	14,055	12,108
Minority interest in joint ventures	1,147	1,554	808
Operating income after minority interest	4,728	12,501	11,300
Other (expense) income:			
Interest expense and other finance charges	(1,427)	(2,880)	(1,915)
Other, net	576	291	(657)
Other expense, net	(851)	(2,589)	(2,572)
Income before provision for income taxes	3,877	9,912	8,728
Provision for income taxes	971	3,767	3,361
Net income	$ 2,906	$ 6,145	$ 5,367
Per share of common stock:			
Basic:			
Net income per common share	$0.55	$1.12	$ 0.91
Weighted average shares of common stock and equivalents outstanding	5,332	5,468	5,896
Diluted:			
Net income per common share	$0.54	$1.12	$ 0.91
Weighted average shares of common stock and equivalents outstanding	5,355	5,473	5,910

Consolidated Statements of Comprehensive Income

	2001	2000	1999
Net Income	$2,906	$6,145	$5,367
Other comprehensive income:			
Foreign currency translation adjustment	(328)	(991)	(300)
Comprehensive income	$2,578	$5,154	$5,067

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

(in thousands)	Common Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 1999	$59	$ (158)	$28,821	$ 1,136	$(1,343)
Net income	0	0	0	5,367	0
Stock issuance for employee benefit plans	0	323	0	(35)	0
Dividends declared	0	0	0	(2,120)	0
Stock option compensation and proceeds from options exercised	0	426	265	(329)	0
Treasury stock, net	0	(4,402)	0	(18)	0
Foreign currency translation adjustment	0	0	0	0	(300)
Balance December 31, 1999	59	(3,811)	29,086	4,001	(1,643)
Net Income	0	0	0	6,145	0
Stock issuance for employee benefit plans	0	372	0	21	0
Dividends declared	0	0	0	(1,976)	0
Proceeds from options exercised	0	45	0	(44)	0
Treasury stock, net	0	(1,172)	0	0	0
Foreign currency translation adjustment	0	0	0	0	(991)
December 29, 2000	59	(4,566)	29,086	8,147	(2,634)
Net Income	0	0	0	2,906	0
Stock issuance for employee benefit plans	0	358	36	(88)	0
Dividends declared	0	0	0	(1,938)	0
Proceeds from options exercised	0	18	0	(59)	0
Retirement of Common Stock, 200,003 shares	(2)	2,404	(2,402)	0	0
Treasury stock, net	0	(2,552)	0	0	0
Foreign currency translation adjustment	0	0	0	0	(328)
December 28, 2001	$57	$(4,338)	$26,720	$ 8,968	$(2,962)

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation And Subsidiaries

Consolidated Statements Of Cash Flows

(in thousands)	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$2,906	$6,145	$5,367
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,631	5,498	4,706
Change in deferred income taxes	1,081	276	(439)
Stock option compensation and employee stock benefit expense	265	392	648
Net (gain) loss on sale of assets	(537)	27	(99)
Minority interest	1,147	1,554	808
Other, net	(130)	0	(43)
Changes in working capital:			
Accounts receivable	3,206	(319)	(1,165)
Inventories	8,414	1,944	(4,305)
Other current assets	59	(74)	871
Accounts payable	(1,194)	(3,744)	6,075
Accrued and other liabilities	(8,023)	2,059	(2,374)
Total adjustments	9,919	7,613	4,683
Net cash provided by operating activities	12,825	13,758	10,050
Cash Flows from Investing Activities:			
Capital expenditures	(4,110)	(7,712)	(8,316)
Proceeds from sales of fixed assets	745	10	791
Other, net	504	68	(257)
Net cash used in investing activities	(2,861)	(7,634)	(7,782)
Cash Flows from Financing Activities:			
Change in checks outstanding	466	166	(702)
Distribution of earnings to minority partner	(376)		
Proceeds from (repayments of) long-term debt, net	(231)	(515)	2,633
Proceeds from (repayments of) revolving credit facilities, net	(5,144)	(2,490)	2,200
Payment of dividends	(1,938)	(1,976)	(2,120)
Proceeds from issuance of stock upon option exercise	0	0	250
Purchase of Treasury Stock, net	(2,552)	(1,126)	(4,994)
Other	101	182	(511)
Net cash used in financing activities	(9,674)	(5,759)	(3,244)
Effect of changes in foreign exchange rates	(328)	(991)	(300)
Decrease in cash and cash equivalents	(38)	(626)	(1,276)
Cash and cash equivalents at beginning of year	619	1,245	2,521
Cash and cash equivalents at end of year	$ 581	$ 619	$1,245
Income taxes paid, net of refunds during the year	$1,714	$1,368	$2,052
Interest paid during the year	$1,419	$2,880	$1,915

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share amounts)

1. Nature of Business and Principles of Consolidation

TB Wood's Corporation and subsidiaries (collectively, "Wood's" or the "Company") is an established designer, manufacturer, and marketer of electronic and mechanical industrial power transmission products which are sold to distributors, domestic and international manufacturers and users of industrial equipment. Principal products of the Company include electronic drives, integrated electronic drive systems, mechanical belted drives, and flexible couplings. The Company has operations throughout the United States, Canada, Mexico, Germany, Italy and India. The accompanying consolidated financial statements include the accounts of TB Wood's Corporation, its wholly owned subsidiaries and its majority-owned joint ventures. All intercompany accounts have been eliminated in consolidation.

Year-End

The Company's fiscal year ends on the Friday closest to the last day of December. The Company's fiscal year ends were as follows:

2001 .... December 28, 2001
2000 .... December 29, 2000
1999 .... December 31, 1999

2. Summary of Significant Accounting Policies

Restricted Cash

At December 28, 2001, and December 29, 2000, $112 and $136, respectively, of cash is restricted under the Variable Rate Demand Revenue Bonds (Note 4). This cash may be used for building renovations, improvements, or other capital expenditures related to new production facilities for the electronics systems business and a new production facility for the mechanical division.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property, Plant, and Equipment

The Company depreciates its property, plant, and equipment principally using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases is depreciated over the asset's estimated useful life and is included in machinery and equipment. Maintenance and repair costs are charged to expense as incurred, while major renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The depreciable lives of the major classes of property, plant and equipment are summarized as follows:

Asset Type	Lives
Machinery and equipment	3 – 15 years
Buildings and improvements	10 – 40 years

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales.

Inventories

Inventories are stated at the lower of cost or market primarily using the last-in, first-out ("LIFO") method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. Approximately 72% and 77% of total inventories at December 28, 2001 and December 29, 2000, respectively, were valued using the LIFO method. In 2001, the Company changed its method for determining LIFO values from the double-extension method to the link-chain method. This change did not have a material impact upon the financial statements. Due to the decline in inventories valued using the LIFO method, the LIFO reserve decreased $451 during the year ended December 28, 2001, which reduced the Cost of Goods Sold by the same amount. Inventories for foreign operations are stated at the lower of cost or market using the first-in, first-out ("FIFO") method.

Self-Insurance

For a portion of fiscal 2000 and prior fiscal years the Company maintained workers' compensation insurance policies that have the potential for retrospective premium adjustments. In fiscal 2000 the Company changed to a fully insured workers' compensation insurance type of policy. For fiscal 2001 and prior years the Company maintained a partially self-insured group health insurance policy that is subject to specific retention levels. Effective in fiscal 2002, the Company is changing to a fully insured group health insurance policy. Insurance administrators assist the Company in estimating the fully developed workers' compensation liability and group health insurance reserves that are accrued by the Company. In the opinion of management, adequate provision has been made for all incurred claims. At December 28, 2001, the Company had issued letters of credit totaling $340 to cover incurred claims and other costs related to its workers' compensation liability.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Translation adjustments, which result from the process of translating financial statements into U.S. dollars, are accumulated as a separate component of other comprehensive income. Exchange gains and losses resulting from foreign currency transactions, primarily intercompany sales of products, are included in other expense in the accompanying statements of operations and are not material.

Goodwill

For fiscal 2001 and prior years the excess of cost over the net assets acquired ("Goodwill") was amortized on a straight-line basis over a period of 40 years. Goodwill relates to the acquisition of certain businesses and product lines in 1986, 1996, and 1997. Goodwill amortization for 2001, 2000 and 1999 was $226, $259 and $254, respectively. Beginning in fiscal 2002, the Company will adopt SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142 the Company will no longer amortize goodwill but annually test the value for impairment. The Company is in the process of implementing SFAS 142 but has not yet reached a determination of the effect this will have on its financial statements. It will make this determination prior to issuing the first quarter report for fiscal 2002.

Long-Lived Assets and Intangible Assets

The Company reviews the carrying values assigned to long-lived assets and certain identifiable intangible assets based on expectations of undiscounted future cash flows and operating income generated by the long-lived assets or the tangible assets underlying certain identifiable intangible assets in determining whether the carrying amount of such assets is recoverable.

Shareholders' Equity

Since 1996, the Board of Directors has authorized the Company to purchase up to a total of 500,000 of the Company's common shares subject to certain business and market conditions. As of December 28, 2001 the number of treasury shares purchased under this authorization was 497,936 excluding shares issued to employees. This total includes 150,003 shares accepted on August 3, 2001 at $11.00 per share and incurred related costs under the self-tender offer authorized by the Board of Directors in 2001 and 50,000 shares purchased on September 7, 2001 at $11.00 per share that were retired. In addition in 1999, the Board of Directors authorized a self-tender offer for the Company's common shares under which on December 17, 1999, the Company accepted 400,000 shares at $9.00 per share and incurred related costs. During 2001, the Company transferred 12,194 shares of treasury stock to the employees stock purchase plan and 23,630 to the 401(k) profit-sharing plan. Further in 2001, 2,103 shares were issued as the result of an option exercise by an employee.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt amounts approximate carrying value and are based on their effective interest rates compared to current market rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cyclical Industry

The markets for some of the Company's products are cyclical, generally following changes in the overall economy. Consequently, during periods of economic expansion, the Company has experienced increased demand for its products, and during periods of economic contraction, the Company has experienced decreased demand for its products. Such changes in the general economy affect the Company's results of operations in the relevant fiscal periods.

Research and Development Costs

Research and development costs consist substantially of projects related to new product development within the electronics business and are expensed as incurred. Total research and development costs were $3,077 in 2001, $3,108 in 2000, and $3,659 in 1999.

Major Customers

The Company's five largest customers accounted for approximately 36%, 31%, and 29% of net sales for fiscal years 2001, 2000, and 1999 respectively. Of these customers, one accounted for close to 21% of net sales for the year ended December 28, 2001. The loss of one or more of these customers would have an adverse effect on the Company's performance and operations. Foreign and export sales accounted for 23%, 25% and 25% of total sales in fiscal years 2001, 2000 and 1999, respectively.

Supply of Electronic Raw Materials and Purchased Components

Historically, the electronics component industry, which supplies components for the Company's electronic products, has from time to time experienced heavy demand for certain components during periods of growth in the consumer electronic industry. The rapid growth of the AC electronic drive market has also created heavy demand for power control electronics. While certain of the Company's components are obtained from a single or limited number of sources, the Company has potential alternate suppliers for most of the specialty components used in its manufacturing operations. There can be no assurance, however, that the Company will not experience shortages of raw materials or components essential to the production of its products or be forced to seek alternative sources of supply, which may increase costs or adversely affect the Company's ability to obtain and fulfill orders for its products.

Employees

As of December 28, 2001, the Company employed approximately 1,000 people. Over 30 of the Company's hourly employees located at its Stratford, Ontario, Canada facility are represented by the United Steelworkers of America pursuant to a collective bargaining agreement dated January 20, 2001 that expires on January 19, 2004. The National Metal Workers' Union of Mexico represents approximately 100 production employees in the Company's Mexican facilities pursuant to collective bargaining agreements that expire on January 31, 200 .

Net Income Per Share

Basic earnings per share ("EPS") is computed by dividing reported earnings available to common shareholders by weighted average shares outstanding. No dilution for any potentially dilutive securities is included in basic EPS. Diluted EPS is computed by dividing reported earnings available to common shareholders by weighted average shares and common equivalent shares outstanding.

The computation of weighted average shares outstanding and net income per share is as follows for fiscal years 2001, 2000, and 1999:

	2001	2000	1999
Common shares outstanding for basic EPS	5,332	5,468	5,896
Shares issued upon assumed exercise of outstanding stock options	23	5	14
Weighted average number of common and common equivalent shares outstanding	5,355	5,473	5,910

Options outstanding for 676,250 shares are excluded from the calculation of weighted average shares outstanding because they are anti-dilutive.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value will be either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. TB Wood's adopted the standard as of December 30, 2000, and the adoption did not materially impact our consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, Business Combinations effective for business combinations initiated after June 30, 2001 and SFAS No. 142, Goodwill and Other Intangible Assets effective for fiscal years beginning after December 15, 2001. Under these new standards, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $166 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of December 29, 2001 (first day of fiscal 2002) and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In June 2001 FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations and in August 2001 SFAS No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of these statements will have a material impact upon the earnings and financial position of the Company.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

3. Accrued expenses

Components of accrued expenses were as follows:

	2001	2000
Accrued payroll and other compensation	$2,483	$ 2,631
Accrued taxes	455	2,084
Accrued workers' compensation	150	264
Other accrued liabilities	2,229	6,016
Total	$5,317	$10,995

4. Long-Term Debt And Capital Lease Obligations

Long-term debt and capital lease obligations as at the end of each fiscal period consist of the following:

	2001	2000
Unsecured Revolving Lines of Credit	$23,244	$28,287
Capital lease obligations	116	347
Industrial revenue bonds	5,285	5,285
	28,645	33,919
Less current maturities	(843)	(258)
	$27,802	$33,661

Aggregate future maturities of long-term debt and capital lease obligations as of December 28, 2001 are as follows:

2002	$ 843
2003	22,517
2004	0
2005	0
2006	0
Thereafter	5,285
	$28,645

The Company has a $52,500 unsecured revolving credit facility with PNC Bank, N.A. For a portion of 2001 and prior years, $10,000 of the total was payable in German deutschemarks. During 2001 the Company converted the German deutschemark portion into a US dollar denominated amount. In addition to the $22,500 actually borrowed under this facility at December 28, 2001, there were letters of credit outstanding in the amount of $5,717 primarily to secure the Company's industrial revenue bonds. The amount available at December 28, 2001 was $24,283. The revolving credit bears a variable interest of LIBOR plus 125.0 basis points, and matures October 2003. The average rate of the revolving debt at December 28, 2001 was 3.23% and 7.68% at December 29, 2000. The credit facility contains numerous restrictive financial covenants which require the Company to comply with certain financial tests including, among other things, maintaining minimum tangible net worth, as defined, and maintaining certain specified ratios. The credit facility also contains other restrictive covenants that include, among other things, restrictions on outside investments and restrictions on capital expenditures. The Company was in compliance with amended debt covenants as of the end of its fiscal year.

In addition to the above facility one of the Company's foreign subsidiaries has an unsecured revolving credit facility denominated in Euro that translates into $744 at December 28, 2001, maturing in 2002. The rate for this facility was 4.24% at December 28, 2001.

In August 1998, the Company entered into an interest rate swap agreement that effectively converted $10,000 of the underlying variable rate debt in the unsecured PNC revolving credit facility to fixed rate debt. The notional principal amount of the swap agreement is $10,000 with an effective fixed rate of 5.75%. The swap agreement was settled each month and expired in July 2001. The Company did not renew or restablish a similar interest swap agreement in 2001.

In April 1997, the Company borrowed approximately $2.3 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Revenue Board of the City of Chattanooga, bearing variable interest as set by the Industrial Revenue Board of the City of Chattanooga (1.655% at December 28, 2001) maturing April 2022. The bonds were issued to finance a new production facility for the electronics systems business.

In February 1999, the Company borrowed approximately $3.0 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Development Corporation City of San Marcos, bearing variable interest as set by the Industrial Development Corporation City of San Marcos (1.655 % at December 28, 2001), maturing April 2024. The bonds were issued to finance a new production facility for the mechanical division.

The gross proceeds from (repayments of) the revolving credit facilities are as follows:

	2001	2000	1999
Proceeds from revolving credit facilities	$ 42,717	$ 45,227	$ 47,400
Repayments of revolving credit facilities	(47,861)	(47,717)	(45,200)

5. Income Taxes

The components of the provision for income taxes are shown below:

	2001	2000	1999
Current:			
Federal and state	$(607)	$1,855	$2,105
Foreign	497	1,636	817
	(110)	3,491	2,922
Deferred	1,081	276	439
Provision for income taxes	$ 971	$3,767	$3,361

Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined by applying the current tax rate to the difference between the financial reporting and income tax bases of assets and liabilities.

The deferred tax benefit is determined based on changes in deferred tax items exclusive of deferred tax implications of the early extinguishment of debt and reclassifications between deferred and current taxes.

The components of deferred income taxes are as follows:

	2001	2000
Deferred income tax liabilities:		
Book basis in property over tax basis	$(2,551)	$(2,655)
LIFO inventory basis difference	(1,975)	(2,697)
Other	(428)	(209)
Total deferred income tax liabilities	(4,954)	(5,561)
Deferred income tax assets:		
Postretirement benefits not currently deductible	4,623	5,637
Accrued liabilities not currently deductible	366	930
Allowance for doubtful accounts and inventory reserves	515	641
Other	513	497
Total deferred income tax assets	6,017	7,705
Net deferred income tax asset	$1,063	$2,144

A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's tax provision as reported in the accompanying statements of operations is shown below:

	2001	2000	1999
Federal statutory income tax	$1,318	$3,347	$2,966
State income taxes, net of federal income tax benefit	(214)	162	139
Foreign taxes and other, net	(133)	258	256
	$ 971	$3,767	$3,361

The provision for income taxes in fiscal 2001 includes a tax benefit related to revised estimates of the Company's income tax liability and the realization of certain state income tax refunds of approximately $519 as well as certain income tax credits.

In 2001, 2000, and 1999, earnings before income taxes included $1,151, $3,096, and $2,541 respectively, of earnings generated by the Company's foreign operations. No federal or state income taxes have been provided on such earnings, since undistributed earnings have been reinvested and are not expected to be remitted to the parent company with the exception of the Canadian subsidiary for which provision has been made.

In June 2000, the Internal Revenue Service completed its review of the Company's 1996 federal income tax return. The review did not have a material effect on the Company's operations.

6. Benefit Plans

Compensation Plans

Wood's maintains a discretionary compensation plan for its salaried and hourly employees, which provides for incentive awards based on certain levels of earnings, as defined. Amounts awarded under the plan and charged to expense in the accompanying statements of operations were $0, $759, and $709 for fiscal years 2001, 2000, and 1999, respectively.

Profit-Sharing Plans

Since January 1, 1988, the Company has maintained a separate defined contribution 401(k) profit-sharing plan covering substantially all domestic employees. Under this plan, the Company matches a specified percentage of each eligible employee's contribution and 50% of the match is invested in funds designated by the employee. The Company contributed 23,630 shares of common stock held in treasury in 2001, 33,587 shares in 2000 and 21,557 shares in 1999. Cash contributed by the Company under this profit-sharing plan was approximately $570, $452, and $452 for fiscal years 2001, 2000, and 1999 respectively. In addition, the Company has a noncontributory profit-sharing plan covering its Canadian employees for which $70, $12, and $38 was charged to expense for fiscal years 2001, 2000, and 1999, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") enables employees of the Company to subscribe for shares of common stock on quarterly offering dates, at a purchase price which is the lesser of 85% effective September 2001 or 90% for prior periods of the fair value of the shares on the first or last day of the quarterly period. Employee contributions to the ESPP were $78, $103, and $124 for 2001, 2000, and 1999 respectively. Pursuant to the ESPP, 12,194 shares were issued to employees during 2001, 13,324 during 2000, and 12,456 during 1999. At the annual meeting on April 11, 1997, the Company's shareholders approved the reservation of 500,000 shares to be issued under the ESPP. As of December 28, 2001, 448,815 shares are available for future issuance.

Stock Options

The Company has a 1996 stock-based incentive compensation plan (the "1996 Plan"), the purpose of which is to assist the Company in attracting and retaining valued personnel by offering them a greater stake in the Company's success and a closer identity with the Company, and to encourage ownership of the Company's common stock by such personnel.

The 1996 Plan is administered by a committee (the "Committee") designated by the board of directors. Awards under the 1996 Plan may be made to all officers and key employees of the Company. No awards can be made under the 1996 Plan after January 31, 2006.

The Committee may grant stock options and shares of common stock in the form of either deferred stock or restricted stock, as defined in the 1996 Plan. Options granted under the 1996 Plan may be either incentive stock options ("ISOs") or nonqualified stock options. ISOs are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Unless an option is specifically designated at the time of grant as an ISO, options under the 1996 Plan will be nonqualified. The Committee will determine the exercise price of the options. The maximum term of an option or Stock Appreciation Right ("SAR") granted under the 1996 Plan shall not exceed ten years from the date of grant or five years from the date of grant if the recipient on the date of grant owns, directly or indirectly, shares possessing more than 10% of the total combined voting power of all classes of stock of the Company. No option or SAR may be exercisable sooner than six months from the date the option or SAR is granted.

As of December 28, 2001, there were 748,050 options outstanding under the 1996 Plan, and 357,392 were fully vested.

Stock option activity for the years ended December 28, 2001, December 29, 2000, and December 31, 1999 is as follows:

	Number of shares subject to option	Weighted average exercise price
Options outstanding at January 1, 1999	501,265	$17.92
Granted	159,750	16.00
Canceled	(43,977)	4.69
Exercised	(78,227)	6.28
Options outstanding at December 31, 1999	538,811	20.20
Granted	236,250	12.67
Canceled	(106,813)	23.39
Exercised	(16,023)	6.28
Options outstanding at December 29, 2000	652,225	16.08
Granted	250,800	10.32
Canceled	(148,600)	14.21
Exercised	(6,375)	3.87
Options outstanding at December 28, 2001	748,050	$15.45

The following table sets forth the range of exercise price, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant dates as of December 28, 2001.

Options Outstanding				Options Exercisable	
Range of exercise price	Number of shares	Weighted average exercise price	Weighted average contractual life	Number of shares	Weighted average exercise price
$7.75 - $11.63	283,650	$10.14	7.47 years	22,748	$ 9.50
$12.00 - $18.00	284,550	$14.93	6.26 years	154,794	$15.06
$19.00 - $28.00	179,850	$24.68	6.05 years	179,850	$24.68
Total Options Outstanding	748,050	$15.45	6.67 years	357,392	$19.45

The Company follows SFAS No. 123, "Accounting for Stock-Based Compensation", for its stock options. SFAS No. 123 requires companies to estimate the value of all stock-based compensation using a recognized pricing model. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, must make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value-based method of accounting defined in the statement had been applied. The Company has elected to continue to account for options under APB No. 25.

The Company has calculated the value of its stock-based compensation plan under SFAS No. 123 using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999:

	2001	2000	1999
Risk free interest rate	5.00%	5.65%	5.5%
Expected lives	5 & 10 years	5 & 10 years	5 &10 years
Expected volatility	9.5%	9.5%	9.5%
Dividend yield	5.2%	4.9%	4.0%

The fair value of options granted in 2001, 2000 and 1999 using the Black-Scholes method was $24, $57, and $50 respectively net of tax, which would be recognized as expense over the vesting period of the options.

If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's reported pro forma net income and pro forma net income per share for the fiscal years from 1999 to 2001 would have been as follows:

	2001	2000	1999
Net income as reported	$2,906	$6,145	$5,367
Pro Forma	2,870	6,103	5,235
EPS as reported			
Basic	0.55	1.12	0.91
Diluted	0.54	1.12	0.91
Pro Forma			
Basic	0.54	1.12	0.89
Diluted	0.54	1.12	0.89

Postretirement Benefits

The Company sponsors a unfunded defined benefit postretirement medical plan that provides coverage for retirees and their dependents. A portion of the plan is paid for by retiree cost sharing. The accounting for the plan anticipates future cost sharing increases to keep pace with health care inflation. The plan is unfunded. The Company adopted the provisions of SFAS No. 132, "Employers Disclosure About Pensions and Other Postretirement Benefits" effective January 3, 1998.

In fiscal 2001, the Company terminated post retirement medical plan benefits for all employees retiring subsequent to December 31, 2001. While employees retiring after December 31, 2001 will be allowed to participate in the insured medical plan, these employees will pay 102% of the cost of the monthly insurance premium to the company for such class of employees. As a result of the curtailment of these postretirement plan benefits, the ompany realized a gain in 2001 in the amount of $482. During fiscal 2001, the Company also recorded a reduction in the postretirement benefit obligation of $788 as a result of revised actuarial estimates

The following table summarizes the Company's postretirement benefit obligations and the assumptions used in determining postretirement benefit cost:

	2001	2000
Benefit obligation at beginning of year	$14,833	$15,633
Service cost	203	127
Interest cost	342	315
Amortization	(2,419)	(886)
Retiree benefits	(310)	(356)
Curtailment of plan benefits	(482)	0
Benefit obligation at end of year	$12,167	$14,833
Accrued Benefit Obligation		
Accumulated Benefit Obligation	$ 2,649	$ 4,279
Unrecognized Prior Service Benefit	2,790	2,435
Unrecognized Actuarial Net Gain	6,728	8,119
	$12,167	$14,833
Discount rate	7.25%	7.75%
Initial health care cost trend	5.75%	6.50%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate health care cost trend rate reached	2004	2004

Net periodic postretirement benefit includes the following components:

	2001	2000	1999
Service cost	$ 203	$ 127	$ 138
Interest cost	342	315	343
Amortization	(2,419)	(886)	(1,535)
Curtailment of plan benefits	(482)	0	0
Net benefit	$(2,356)	$(444)	$(1,054)

A one percent increase in the assumed health care cost trend rate would increase the aggregate of the service and interest components of the net benefit for the year ended December 28, 2001 by $193 and the accumulated postretirement benefit obligation as of that date by $485. A one percent decrease in the assumed health care cost trend rate would decrease the aggregate of the service and interest components of the net benefit for the year ended December 28, 2001 by $157 and the accumulated postretirement benefit obligation as of that date by $430.

7. Commitments And Contingencies

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

Capital Expenditure Commitments

The amount of commitments for capital expenditures at December 28, 2001 was immaterial.

Environmental Risks

The Company's operations and properties are subject to federal, state, and local laws, regulations, and ordinances relating to certain materials, substances, and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters. Based on the Company's experience to date, management believes that the future cost of compliance with existing environmental requirements will not have a material adverse effect on the Company's operations or financial position.

Operating Lease Commitments

The Company leases warehouse and office space, office equipment, and other items under non-cancelable operating leases. The expense for non-cancelable operating leases was approximately $468, $457, and $520 for fiscal years 2001, 2000 and 1999 respectively. At December 28, 2001, future minimum lease payments under non-cancelable operating leases are as follows:

2002	$ 472
2003	450
2004	437
2005	382
2006	205
2007 and thereafter	85
	$2,031

8. Joint Ventures

In December 1997, the Company purchased a 65% ownership in a joint venture with TB Wood's (India) Private Limited ("TBWI") for $91. In November 1999, the Company increased its ownership percentage to 85.5% for $71. TBWI distributes domestically manufactured electrical components and performs system integration design in the India market.

In July 1999, the Company entered into a joint venture agreement with The Electron Corp. ("Electron"), forming a Pennsylvania limited partnership under the name TBWE Belt Drive Components LP (the "Joint Venture"). The parties also formed a Pennsylvania limited liability company under the name TBWE Belt Drive Systems LLC that serves as the general partner of the Joint Venture. The Company and Electron hold a limited partner interest in the Joint Venture of 75.35% and 24.15%, respectively. The general partner holds a 0.5% interest in the Joint Venture. The Company and Electron hold an interest in the general partnership of 75.6% and 24.4%, respectively. The operations of the Joint Venture have been consolidated with the Company as the Company has a controlling interest in the Joint Venture.

In July 2000, the Joint Venture agreement with Electron was amended to reflect changes in the ownership and profit-split percentages. According to the amendment, the Company and Electron hold a limited partner interest in the Joint Venture of 76.18% and 23.32%, respectively. The Company and Electron hold an interest in the general partnership of 76.56% and 23.44%, in the Joint Venture.

The sole purpose of the Joint Venture is to manufacture, machine, market, distribute and engineer belted drive components and such other products having similar uses which may be developed by either the Company or Electron in the future.

Operating income attributed to the Joint Venture with Electron for the year ending December 28, 2001 and from its inception through the year ending December 28, 2001 was $4,841 and $14,591 respectively. Electron's share of these amounts was $1,135 and $3,476 respectively. During 2001 distributions to Electron were made totaling $376.

The Company has been advised that The Electron Corp. ("Electron"), the minority partner in the joint venture filed for bankruptcy on November 19, 2001 under Chapter 11 (Reorganization) of the U.S. Bankruptcy Code. Electron is a supplier of castings for belted drive products to the joint venture. Although Electron has suspending manufacturing operations pending the development of a reorganization plan, the joint venture has not suffered any interruptions to its business as these types of castings are readily available from the Company's own foundry or other third-party suppliers. Management does not believe this event will have any material impact upon its business operations.

9. Business Segment Information

Description of the Types of Products from which Each Segment Derives its Revenues

The Company is engaged principally in the design, manufacture and sale of power transmission products. The products manufactured by the Company are classified into two segments, mechanical business and electronics business. The mechanical business segment includes belted drives and couplings. The electronics business segment includes electronic drives and electric drive systems. Products of these segments are sold to distributors, original equipment manufacturers and end users for manufacturing and commercial applications.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as described in the summary of significant accounting policies. Inter-segment sales are not material.

Factors Management Used to Identify the Company's Reportable Segments

The Company's reportable segments are business units that manufacture and market separate and distinct products and are managed separately because each business requires different processes, technologies, and market strategies.

The following table summarizes revenues, operating income, total assets and expenditures for long-lived assets by business segment for fiscal years 2001, 2000, and 1999:

	Mechanical Business	Electronics Business	Total
2001			
Revenues from external customers	$70,107	$38,698	$108,805
Operating profit (loss) after minority interest	5,670	(942)	4,728
Depreciation	3,006	1,447	4,453
Segment assets	44,676	31,814	76,490
Expenditures for long-lived assets	2,423	1,008	3,431
2000			
Revenues from external customers	$82,975	$51,382	$134,357
Operating profit after minority interest	9,189	3,312	12,501
Depreciation	2,832	2,038	4,870
Segment assets	56,248	37,492	93,740
Expenditures for long-lived assets	3,770	1,099	4,869
1999			
Revenues from external customers	$75,270	$50,064	$125,334
Operating profit after minority interest	8,734	2,566	11,300
Depreciation	2,844	1,464	4,308
Segment assets	55,149	39,932	95,081
Expenditures for long-lived assets	5,406	1,043	6,449

The following table reconciles segment profit to consolidated income before income taxes and extraordinary items for fiscal years 2001, 2000, and 1999:

	2001	2000	1999
Total operating profit for reportable segments	$4,728	$12,501	$ 11,300
Interest, net	(1,427)	(2,880)	(1,915)
Other unallocated amounts	576	291	(657)
Income before income taxes	$3,877	$ 9,912	$ 8,728

The following table reconciles segment assets to consolidated total assets as of December 28, 2001 and December 29, 2000:

	2001	2000
Total assets for reportable segments	$76,490	$ 93,740
Cash	581	619
Corporate fixed assets	7,671	4,683
Deferred taxes	2,265	3,542
Other unallocated assets	625	76
Consolidated total	$87,632	$102,660

Information regarding the Company's domestic and foreign operations is as follows:

	Net Sales	Long-Lived Assets
2001		
United States	$ 81,395	$37,267
Canada	8,820	748
Germany	5,159	1,525
Italy	9,332	597
Mexico	3,460	1,590
India	639	79
Consolidated	$108,805	$41,806
2000		
United States	$102,051	$38,885
Canada	10,105	922
Germany	5,746	1,998
Italy	11,651	378
Mexico	4,012	993
India	792	87
Consolidated	$134,357	$43,263
1999		
United States	$ 96,344	$36,703
Canada	9,148	1,111
Germany	6,679	1,998
Italy	8,885	512
Mexico	3,690	990
India	588	98
Consolidated	$125,334	$41,412

10. Quarterly Financial Data (Unaudited)

2001	Fiscal Quarters First	Second	Third	Fourth
Sales	$29,948	$28,338	$26,045	$24,474
Gross profit	10,595	9,596	8,358	8,488
Gross profit %	35.3%	33.8%	32.1%	34.6%
Net income	727	1,072	302	805
Basic net income per share	0.13	0.20	0.06	0.16
Diluted net income per share	0.13	0.20	0.06	0.15
Dividends declared per share	0.09	0.09	0.09	0.09
Dividends paid per share	0.09	0.09	0.09	0.09

2000	Fiscal Quarters First	Second	Third	Fourth
Sales	$35,687	$34,427	$32,409	$31,834
Gross profit	13,189	12,428	11,269	11,614
Gross profit %	36.9%	36.1%	34.8%	36.5%
Net income	1,628	1,649	1,368	1,500
Basic net income per share	0.30	0.30	0.25	0.27
Diluted net income per share	0.30	0.30	0.25	0.27
Dividends declared per share	0.09	0.09	0.09	0.09
Dividends paid per share	0.09	0.09	0.09	0.09

As discussed in footnotes five and six, the Company realized a benefit in the fourth quarter of 2001 related to revised estimates for the Company's income tax liability and defined benefit postretirement medical plan obligation.

11. Subsequent Event

As part of the Company's ongoing efforts to reduce costs in the current business environment, the Company closed its manufacturing operations located in Stratford, Ontario, Canada, effective January 31, 2002. This closure affects 27 employees. The Company's estimates the pretax severance costs to be $230 and other period costs of $240 which will be incurred during the First Quarter of fiscal 2002. The Company will maintain its distribution facility at that location to service the Canadian marketplace.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information called for by this Item regarding directors and executive officers is set forth in the Company's definitive Proxy Statement for the 2002 Annual Meeting in the Sections entitled "Election of Directors," "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Item 11. Executive Compensation.

The information called for by this Item is set forth in the Company's definitive Proxy Statement for the 2002 Annual Meeting in the Section entitled "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information called for by this Item is set forth in the Company's definitive Proxy Statement for the 2002 Annual Meeting in the Section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information called for by this Item is set forth in the Company's definitive Proxy Statement for the 2002 Annual Meeting in the Section entitled "Certain Relationships and Related Transactions" and is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K.

(a) The following documents are filed as a part of this report:

(1) All financial statements;

The consolidated financial statements of the Company and its subsidiaries on pages 16 through 32 hereof and the report thereon of Arthur Andersen LLP appearing on page 15 hereof.

(2) Financial Statement Schedule

Schedule II for the fiscal year ended December 28, 2001 and the report thereon of Arthur Andersen LLP appearing on page 39 hereof. All other schedules have been omitted because they are not applicable or are not required. All other required schedules are included in the Consolidated Financial Statements or notes therein.

(3) Exhibits

Number	Description
3.1	Amended Certificate of Incorporation of the Company (incorporated by reference to TB Wood's Corporation Registration Statement filed on Form S-1, as amended, File No. 33-96498 ("Form S-1") Exhibit 3.1).
3.2	Amended and Restated By-laws of the Company (incorporated by reference to Form S-1 Exhibit 3.2).
10.1	Stock Purchase Agreement dated January 7, 1994 by and among T. B. Wood's Sons Company, Plant Engineering Consultants, Inc. and John Morris, Jesse Batten, Ralph Pedigo, Ronald Bingham, Walter Taeubel and Cook Family Trust (incorporated by reference to Form S-1 Exhibit 10.1).
10.2	Asset Purchase Agreement dated May 12, 1994 by and between T. B. Wood's Sons Company and Magnetic Power Systems, Inc. (incorporated by reference to Form S-1 Exhibit 10.2).
10.3	Non-Qualified Stock Option Agreements between T. B. Wood's Sons Company and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 Exhibit 10.36).
10.4	Non-Qualified Stock Option Agreement dated as of March 15, 1991 between T. B. Wood's Sons Company and Michael L. Hurt, together with Addendum dated as of March 30, 1992 (incorporated by reference to Form S-1 Exhibit 10.37).
10.5	Asset Purchase Agreement between T. B. Wood's Sons Company and Dana Corporation dated March 31, 1993 (includes Schedule 7.11 On-Site Environmental Procedures) (incorporated by reference to Form S-1 Exhibit 10.38).
10.6	TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 Exhibit 10.39).
10.7	Amendments to the Non-Qualified Stock Option Agreements between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 Exhibit 10.40).
10.8	Second Addendum dated July 1, 1995 to the Non-Qualified Stock Option Agreement dated as of March 15, 1991 between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Michael L. Hurt (incorporated by reference to Form S-1 Exhibit 10.41).
10.9	Stock Purchase Agreement by and among TB Wood's Incorporated and Grupo Blaju, S.A. de C.V. and Jorge R. Kiewek, Ninfa D. de Callejas and Marcela Kiewek G., dated February 14, 1996 (incorporated by reference to Form 10-K, for fiscal year 1995, Exhibit 10.43).
10.10	Revolving Credit Agreement by and among TB Wood's Incorporated, Plant Engineering Consultants, Inc., Grupo Blaju, S.A., de C.V., T.B. Wood's Canada, Ltd. and the Banks Party thereto and PNC Bank, National Association, as Agent, dated October 10, 1996 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.44).
10.11	TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.45).

10.12 Stock Purchase Agreement by and between TB Wood's Incorporated and Graseby Electro-Optics Inc. dated May 8, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.46).

10.13 Translated Stock Purchase Agreement by and among TB Wood's Incorporated and Berges Antriebstechnic GmbH and Karen Sarstedt, dated October 23, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.47).

10.14 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.48).

10.15 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.49).

10.16 Employment Agreement between TB Wood's Incorporated and Michael L. Hurt dated April 14, 1998 (incorporated by reference to Form 10-K, for fiscal year 1998, Exhibit 10.16.

10.17 Supplemental Executive Retirement Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen and other key employees dated May 7, 1998 (incorporated by reference to Form 10-K, for fiscal year 1998).

10.18 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.18).

10.19 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.19).

10.20 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 2000 Exhibit 10.20).

10.21 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.21).

10.22 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.22).

10.23 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.23).

10.24 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.24).

10.25 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.25).

10.50 Joint Venture Agreement dated July 3, 1999 by and between TB Wood's Incorporated and The Electron Corp. (incorporated by reference to Form 10-K, for fiscal year 1999).

10.51 Operating Agreement of TBWE Belt Drive Systems LLC dated July 3, 1999 by and between TB Wood's Incorporated and The Electron Corp. (incorporated by reference to Form 10-K, for fiscal year 1999, Exhibit 10.51).

10.52 First Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 7, 1997 and effective as of April 1, 1997 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.53 Second Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated January 20, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.54 Third Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated April 24, 1998 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.55 Fourth Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, The Sumitomo Bank, Limited and National City Bank of Pennsylvania, dated July 21, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.56 Fifth Amendment to loan documents by and among TB Wood's Incorporated, individually and as Agent under the Borrower Agency Agreement, PNC Bank, National Association as Agent, PNC Bank, National Association, Summit Bank, First Union National Bank and National City Bank of Pennsylvania, dated November 8, 1999 (incorporated by reference to Schedule 13E-4 filed by the company on November 12, 1999, Exhibit b).

10.57 Sixth Amendment to Loan Documents by and among TB Wood's Incorporated, individually and as Agent under Borrower Agency Agreement and PNC Bank, National Association as Agent, PNC Bank, National Association, Fleet Bank (as successor to Summit Bank), First Union National Bank and National City Bank of Pennsylvania dated February 25, 2002 effective as of December 28, 2001.

10.58 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002.

10.59 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002.

10.60 TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended.

11.1 Statement regarding Computation of Per Share Earnings.

20.1 Consent of Independent Public Accountants.

(b) Reports on Form 8-K.

There were no reports on Form 8-K by the Registrant during the fourth quarter of fiscal year 2001

21.2 Subsidiaries and Joint Ventures of Registrant.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chambersburg and Commonwealth of Pennsylvania, on March 15, 2002.

TB WOOD'S CORPORATION

By: /s/ MICHAEL L. HURT

Michael L. Hurt
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ THOMAS C. FOLEY Thomas C. Foley	Chairman of the Board (Principal Executive Officer)	March 12, 2002
/s/ MICHAEL L. HURT Michael L. Hurt	President and Director (Principal Executive Officer)	March 12, 2002
/s/ JAMES R. SWENSON James R. Swenson	Director	March 12, 2002
/s/ ROBERT DOLE Robert Dole	Director	March 12, 2002
/s/ THOMAS F. TATARCZUCH Thomas F. Tatarczuch	Vice President-Finance, (Principal Financial Officer and Principal Accounting Officer)	March 12, 2002

TB Wood's Corporation And Subsidiaries

Schedule II
Valuation and Qualifying Accounts

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions (write-offs of bad debts, discounts and claims in excess of provision)(1)	Balance at end of period
Year ended December 31, 1999:					
Allowance for doubtful accounts	$262			$ (30)	$232
Allowance for discounts and claims	152	$ 18			170
	$414	$ 18		$ (30)	$402
Year ended December 29, 2000:					
Allowance for doubtful accounts	$232			$24	$256
Allowance for discounts and claims	170	$(16)			154
	$402	$(16)		$24	$410
Year ended December 28, 2001:					
Allowance for doubtful accounts	$256	$247		$(167)	$336
Allowance for discounts and claims	154			(18)	136
	$410	$247		$(185)	$472

Note: (1) Represents write-off of accounts determined to be uncollectible, less recoveries of amounts previously written off.

Exhibit 11.1

Statement Regarding Computation of Per Share Earnings
TB Wood's Corporation and Subsidiaries

December 28, 2001

(in thousands except per share amounts)	2001	2000	1999
Net income	$2,906	$6,145	$5,367
Basic:			
Net income per common share	$ 0.55	$ 1.12	$ 0.91
Weighted average shares of common stock and equivalents outstanding	5,332	5,468	5,896
Diluted:			
Net income per common share	$ 0.54	$ 1.12	$ 0.91
Weighted average shares of common stock and equivalents outstanding	5,355	5,473	5,910

Exhibit 21.2

Subsidiaries and Joint Ventures of Registrant

TB Wood's Corporation, Subsidiaries, and Joint Ventures
December 28, 2001

Registrant: TB Wood's Corporation (Delaware)

Subsidiary: TB Wood's Incorporated (Pennsylvania)

Subsidiaries: Plant Engineering Consultants, Inc. (Tennessee)

T.B. Wood's Canada Ltd. (Canada)

TB Wood's (Mexico), S.A. de C.V. (Mexico)

Subsidiary: Industrial Blaju, S.A. de C.V. (Mexico)

TB Wood's Foreign Investment Company (Delaware)

Subsidiary: TB Wood's (Deutschland) GmbH (Germany)

Subsidiaries: Berges electronics GmbH (Germany)

Berges electronics S.r.l. (Italy)

TB Wood's Enterprises, Inc. (Delaware)

TB Wood's North Carolina, Inc. (Delaware)

TB Wood's Foreign Sales Corporation (Barbados)

Joint Ventures: TBWE Belt Drive Components LP (Pennsylvania)

TBWE Belt Drive Systems LLC (Pennsylvania)

TB Wood's (India) Private Limited (India)

Exhibit 23.2

Consent Of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 10-K, into the Company's previously filed Registration Statement File No. 333-07231, File No. 333-31785, and File No. 333-31787.

ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 12, 2002

Subsidiaries
TB Wood's Incorporated
Chambersburg, Pennsylvania

Plant Engineering Consultants, Inc.
Chattanooga, Tennessee

TB Wood's Canada Ltd.
Stratford, Ontario, Canada

TB Wood's Mexico, S.A. de C.V.
Mexico City, Mexico

TB Wood's (Deutschland) GmbH
Marienheide, Germany

Berges electronic GmbH
Marienheide, Germany

Berges electronic, S.r.l.
Naturns, Italy

Joint Ventures
TB Wood's (India) Private Ltd.
Bangalore, India

TBWE Belt Drive Components LP
Chambersburg, Pennsylvania

TBWE Belt Drive Systems LLC
Chambersburg, Pennsylvania

Manufacturing Facilities
Bangalore, India
Chambersburg, Pennsylvania
Chattanooga, Tennessee
Marienheide, Germany
Mexico City, Mexico
Mt. Pleasant, Michigan
Naturns, Italy
San Marcos, Texas
Scotland, Pennsylvania
Stratford, Ontario, Canada
Trenton, Tennessee

Distribution Centers
Atlanta, Georgia
Bangalore, India
Chambersburg, Pennsylvania
Edmonton, Alberta, Canada
Marienheide, Germany
Mexico City, Mexico
Montreal, Quebec, Canada
Naturns, Italy
Orlando, Florida
Reno, Nevada
Stratford, Ontario, Canada

Address
TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161 Phone
(717) 264-7732 Fax
Nasdaq: TBWC

Investor Relations Program
TB Wood's has an active investor relations program directed to institutional and individual investors, as well as to the retail investment community. During fiscal 2001, the Company held numerous meetings with security analysts and institutional investors at its corporate headquarters and conducted quarterly conference calls. The Company actively encourages inquiries from members of the financial community and investors.

The Company also participated in events sponsored by the National Association of Investors Corporation (NAIC), including regional Investor Fairs located in the the District of Columbia, Philadelphia and Pittsburgh.

The Company's investor relations contact is Thomas F. Tatarczuch, who may be reached at (717) 264-7161, extension 4464.

Annual Meeting of Shareholders
The annual meeting will be held on April 23, 2002 at 10:00 a.m. at the Sofitel New York Hotel, 45 West 44th Street, New York, NY 10036. All shareholders are invited to attend. Shareholders are encouraged to mark, sign, date, and return their proxy cards promptly so their interests will be represented at the meeting.

Requests for Shareholder Information
To obtain copies of the Company's annual report, quarterly reports, press releases, Form 10-K, or Form 10-Q, please call the Investor Relations Department at (717) 264-7161, or fax your request to (717) 264-7732, or address your correspondence to the Company's Headquarters.

On the Internet
For further information about TB Wood's, other financial information, or product information, visit our home page on the Internet at: http://www.tbwoods.com
To contact TB Wood's via the Internet, our e-mail address is: info@tbwoods.com

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007

Independent Accountants
Arthur Andersen LLP
Suite 2500
133 Peachtree Street NE
Atlanta, Georgia 30303-1846

General Counsel
Dechert Price & Rhoads
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103-2793

DIRECTORS

Thomas C. Foley
Chairman

Michael L. Hurt
President

Senator Robert Dole

James R. Swenson
Private Investor

MANAGEMENT

Thomas C. Foley
Chairman and Director

Michael L. Hurt
President and Director

Harold L. Coder, III
Vice President, Sales

Michael H. Iversen
President,
T. B. Wood's Canada, Ltd.

Willard C. Macfarland, Jr.
Vice President/General Manager,
Mechanical Business

Durand M. Miller
Vice President,
Engineering-Electronics

Preben H. Petersen
Vice President/General Manager,
Electronic Business

Thomas F. Tatarczuch
Vice President,
Finance and Corporate Secretary

James E. Williams
Vice President,
Electronic Operations

TB Wood's Corporation

440 North Fifth Avenue

Chambersburg, PA 17201

717.264.7161 Phone

717.264.7732 Fax

www.tbwoods.com

TB Wood's